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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



                                                  COMMISSION FILE NUMBER 0-21910



                           NOTIFICATION OF LATE FILING



(Check One):

[X] Form 10-KSB    [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q


         For Period Ended:   JUNE 30, 1998
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[ ]   Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q

[ ]   Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR

[ ]   Transition Report on Form 11-K

      For the Transition Period Ended:__________________________


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I- REGISTRANT INFORMATION
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Full Name of Registrant:   CONTINUCARE CORPORATION
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Former Name if Applicable: ZANART ENTERTAINMENT INCORPORATED
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Address of Principal Executive Office (Street and Number):
100 SOUTHEAST SECOND STREET, 36TH FLOOR
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City, State and Zip Code: MIAMI, FLORIDA 33131
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PART II - RULE 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or
10-Q or portion thereof could not be filed within the prescribed time period.


                              SEE ATTACHMENT HERETO






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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

        CHARLES M. FERNANDEZ            (305)                350-7515
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               (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                         [X] Yes      [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes      [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              SEE ATTACHMENT HERETO


                             CONTINUCARE CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 23, 1998            By: /s/ Charles M. Fernandez
                                         --------------------------------------
                                         Name:  Charles M. Fernandez
                                         Title: President and Chief Executive
                                                Officer






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                            ATTACHMENT TO FORM 12b-25
                  FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 1998



PART III - NARRATIVE

The Registrant's principal executive office, as well as the offices of the Registrant's auditors, attorneys and financial printer, are located in Miami, Florida. On September 23, 1998 the National Hurricane Center declared a hurricane watch for Miami-Dade County and the surrounding South Florida area, and it is anticipated that a hurricane warning will be issued. The Registrant and the Registrant's auditors and attorneys are in the process of preparing for the hurricane and anticipate closing their offices. As such, the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-KSB. The Registrant intends to file the Form 10-KSB as soon as reasonably practicable.

PART IV - OTHER INFORMATION

The Company currently estimates that it will report a net loss before taxes for the year ended June 30, 1998 in the range of approximately ($14 million) to ($16 million), as compared to the previously reported income before taxes of approximately $2.9 million for the year ended June 30, 1997.













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